SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549


                                ____________

                                 FORM 11-K
                               ANNUAL REPORT
                      PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT

                                ____________


X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.
    For the fiscal year ended  December 31, 1993
                              _________________
                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
   For the transition period from ________________ to ___________________

   Commission file number 0-3797

     A.  Full title of the plan and the address of the Plan, if different
from that of the issuer named below:   The MasTec, Inc. 401(k) Retirement
Savings Plan
     B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office: MasTec, Inc., 8600 N.W. 36th Street, Miami, Florida 33166.

                           REQUIRED INFORMATION



4.   Financial Statements

     The Plan hereby files its financial statements for the fiscal year ended December 31, 1993, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

                       MASTEC, INC.
                (Formerly Burnup & Sims Inc.)
                  VARIABLE INVESTMENT PLAN
                  ________________________
                    Financial Statements
                            and
                   Supplementary Information
                 Year Ended December 31, 1993

                           MASTEC, INC.
                  (Formerly Burnup & Sims Inc.)
                     VARIABLE INVESTMENT PLAN
                     ________________________




                        TABLE OF CONTENTS
                        _________________




                                                            Page
                                                            ____

Independent Auditor's Report                                5


Financial Statements:
     Statement of Net Assets Available for Plan
        Benefits                                            7

     Statement of Changes in Net Assets Available
        for Plan Benefits                                   8

     Notes to Financial Statements                          9


Supplementary Information:
     Schedule I - Schedule of Assets Held for Investment    13

     Schedule II - Schedule of Reportable Transactions      13





All other schedules have been omitted due to the absence of conditions which require their inclusion.

                   INDEPENDENT AUDITOR'S REPORT
                   ____________________________





To the Plan Administrative Committee of the
   MasTec, Inc. (Formerly Burnup & Sims Inc.)
   Variable Investment Plan

We have audited the accompanying statement of net assets available for benefits of Mastec, Inc. Variable Investment Plan (the "Plan") as of December 31, 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. The financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of MasTec, Inc. Variable Investment Plan as of December 31, 1993, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supple-mental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1993, are presented for the purpose of additional

To the Plan Administrative Committee of the
MasTec, Inc. (Formerly Burnup & Sims Inc.)
Variable Investment Plan
Page 2


analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




MERCURIO & ASSOCIATES, P.A.

July 19, 1994
(August 1, 1994, as to Note 5)

                                  MASTEC, INC.
                           (Formerly Burnup & Sims Inc.)
                             VARIABLE INVESTMENT PLAN
                             ________________________
                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 DECEMBER 31, 1993




                             GUARANTEED     DIVERSIFIED     LIFE
                             INCOME         EQUITY          INSURANCE
                             FUND           FUND            FUND         TOTAL
                             ----------    -----------      ---------    -----
     ASSETS:

Investments at fair value     $4,562,724    $1,254,631     $      -   $5,817,355
Employee contributions
     receivalbe                   43,055        12,604        1,428       57,087
Interest receivable                1,426            59            -        1,485
Loans to employees               162,888             -      162,888
Cash surrender value of life
     insurance                         -             -       98,434       98,434
                              -----------   -----------  ----------   ----------
Total Assets                   4,770,093      1,267,294      99,862    6,137,249
LIABILITIES:

Distributions payable            164,622              -           -      164,622
Insurance premiums payable             -              -       1,428        1,428
                              ----------     ----------   ----------  ----------

Total Liabilities                164,622              -       1,428      166,050
                              ----------     ----------   ---------    ---------

NET ASSETS AVAILABLE
     FOR BENEFITS            $ 4,605,471    $ 1,267,294  $   98,434  $ 5,971,199
                             ===========    ===========  ==========  ===========




                              See accompanying notes.

                                   MASTEC, INC.
                           (Formerly Burnup & Sims Inc.)
                             VARIABLE INVESTMENT PLAN
                             ________________________
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           YEAR ENDED DECEMBER 31, 1993



                             GUARANTEED     DIVERSIFIED   LIFE
                             INCOME         EQUITY        INSURANCE
                             FUND           FUND          FUND         TOTAL
                             ----------    -----------    ---------    -----

ADDITIONS TO  NET ASSETS:

Investments income
 Interest and dividends     $  345,032     $  139,463    $      -     $ 484,495
 Net depreciation in fair
 Value of investments                -       ( 94,433)          -      ( 94,433)
                            ----------      ----------   --------     ----------

Total Investment Income        345,032         45,030           -       390,062

Employee contributions         530,242        162,102      20,577       712,921
Decrease in cash surrender
     value of life insurance         -              -     ( 1,029)     (  1,029)
                            ----------      ---------    ---------    ----------

Total Additions                875,274        207,132      19,548     1,101,954

DEDUCTIONS FROM NET ASSETS:

Benefit payments to
   participants                755,273         69,729           -       825,002
Insurance premiums                   -              -      20,577        20,577
                            ----------      ---------    --------     ---------

Total Deductions               755,273         69,729      20,577       845,579
                           -----------      ---------    --------     ---------

TRANSFERS BETWEEN FUNDS      (  49,357)        49,356           1             -
                           -----------      ---------    --------     ---------

NET CHANGE IN NET ASSETS        70,644        186,759    (  1,028)      256,375
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS
  - BEGINNIG OF YEAR         4,534,827      1,080,535      99,462     5,714,824
                          ------------      ---------    --------     ---------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
 - END OF YEAR             $ 4,605,471    $ 1,267,294    $ 98,434   $ 5,971,199
                           ===========    ===========    ========   ===========

                              See accompanying notes.

                                    MASTEC, INC.
                           (Formerly Burnup & Sims Inc.)
                             VARIABLE INVESTMENT PLAN
                             ________________________
                           NOTES TO FINANCIAL STATEMENTS


     NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the MasTec, Inc. (the "Company") Variable Investment Plan (the "Plan") provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     _______

The Plan is a defined contribution plan covering all employees of the Company who are regularly scheduled to perform twenty (20) or more hours of work per week, who are age twenty-one (21) or older and who have completed a one-year service period. It is a qualified cash or deferred profit-sharing plan within the meaning of Sections 401(a)and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Plan Administrative Committee.

     Contributions
     _____________

Participants may contribute from one percent (1%) up to ten percent (10%) of their pretax compensation (as defined in the Plan) into any combination of three (3) funds. The Company does not make any contributions to the Plan.

     Participants' Accounts
     ______________________

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings. Allocations are based on participant contributions, earnings and account balances, as defined by the Plan Administrative Committee. Since all contributions to this Plan and all interest earned are allocated to individual participant account, the Plan is not subject to the insurance program administered by the Pension Benefit Guaranty Corporation.

     Vesting
     -------

Participants are immediately vested in their voluntary contributions and earnings thereon.

                                   MASTEC, INC.
                           (Formerly Burnup & Sims Inc.)
                             VARIABLE INVESTMENT PLAN
                             ________________________
                           NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (continued)

     Loans
     _____

Each participant is eligible to obtain a loan after one year of credited experience in the Plan. Interest on the loans accrues at a rate selected by the Plan Administrative Committee which is commensurate with the interest rates being charged by financial institutions. Participants may borrow up to 50% of their account balance. Loans are secured by the participant account balance.

     Payment of Benefits
     ___________________

On termination of service, a participant will receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred to normal retirement age.

     Income Taxes
     ____________

The Internal Revenue Service has determined that the Plan is exempt from Federal income tax under Section 401(a) and 501(a) of the Internal Revenue Code ("Code") as an organization described in Section 501(c)(9) of the Code; accordingly, no provision for income taxes is required.

     NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting
     ___________________

The financial statements of the Plan are prepared on the accrual basis of accounting. Investment income is recognized when earned. Contributions by participants are accrued on the basis of amounts withheld through payroll deductions. The investments are stated at fair value on December 31, 1993.

     Investments
     ___________

The Plan assets are invested in three separate funds: Guaranteed Income Fund, Diversified Equity Fund, and Life Insurance Fund. The Guaranteed Income Fund guarantees a fixed rate of return on amounts deposited with it by the Trustee (7.5% at December 31, 1993). The Diversified Equity Fund invests in shares of common stock of companies. The Life Insurance Fund purchases whole life insurance for the participants on a pre-tax basis.

                                   MASTEC, INC.
                           (Formerly Burnup & Sims Inc.)
                             VARIABLE INVESTMENT PLAN
                             ________________________
                           NOTES TO FINANCIAL STATEMENTS


     NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (continued)

Although participants may designate the beneficiaries under the policies, the Plan is the owner of such policies. The participants may elect to designate their contribution to one or any combination of funds. In addition, see Note 6 regarding other investment options added subsequent to year end.

On January 1 or July 1 of each year, a participant may change the election made in a previous period. The Plan recognizes unrealized appreciation and depreciation in the fair value of its investments based on quarterly quoted market prices. Purchases and sales of investments are recorded as of the trade date.

     NOTE 3 - FUNDING POLICY

The Company pays the entire costs of operating and managing the Plan. While it has not expressed any intention to do so, the Company reserves the right to discontinue funding such costs and terminate the Plan subject to the provisions set forth in the Plan and ERISA.

     NOTE 4 - DIFFERENCES BETWEEN AUDITED FINANCIAL STATEMENT AND FORM 5500

 The financial statement realized gain is computed using historical cost. For the year ended December 31, 1993, a gain of $20,451 is included in the supplemental schedule of reportable transaction. As current value reporting is required for the Annual Return Report of Employee Benefit Plans (Form 5500), assets are revalued at the end of each plan year and such revalued cost is the basis for determining the gain or loss. Form 5500 for the year ending December 31, 1993, includes realized gain of $2,019, which was computed using the revalued cost basis.

     NOTE 5 - SUBSEQUENT EVENTS

 On March 11, 1994, Burnup & Sims Inc. changed its name to MasTec, Inc. and the name of the Plan to Mastec Variable Investment Plan. On August 1, 1994, the Plan's name was further amended (effective June 17, 1994) to Mastec, Inc. 401(K) Retirement Savings Plan.

                                   MASTEC, INC.
                           (Formerly Burnup & Sims Inc.)
                             VARIABLE INVESTMENT PLAN
                             ________________________
                           NOTES TO FINANCIAL STATEMENTS



     NOTE 5 - SUBSEQUENT EVENTS (continued)

     In addition, the Plan Administrative Committee has added the following additional investment options: 1) Fidelity Advisor Income and Growth Fund, 2) Fidelity Advisor Growth Opportunity Fund, and 3) the MasTec, Inc. Commission Stock Fund, and discontinued the Diversity Equity Fund and the Life Insurance Fund.

                        SUPPLEMENTARY INFORMATION


Part I    Schedule of Assets Held for Investment Purposes


 Identity of     Description of             Cost       Current
 Issue, lessor,  investment including                   Value
 or similar      maturity date, rate of
 party           interest, collateral,
                 par or maturity value

 Hartford Life   Guaranteed Investment
 Insurance Co.    Contract; 12/31/93;     4,562,724   4,562,724
                   7.5%

 Twentieth       Growth Investors Fund    1,032,668   1,254,631
 Century
 Investors
 First Colony    Life Insurance             169,743      98,433
                 Contracts

 Participant        8.5% - 11%                    0     162,888
 Loans

Part V    Schedule of Reportable Transactions

 Identity   Description  Purchase  Selling  Expense   Cost   Current     Net
 of party   of asset     price     price    incurred   of    value of    gain or
 involved   (include                        with      asset  asset on    (loss)
            interest                        trans-           transaction
            maturity in                     action           date
            case of a
            loan)

 Hartford
 Life      Contributions  530,242                   530,242   530,242
 Ins.
 Company   Distributions            755,273         755,273


 Twentieth Common
 Century   Stock          162,102                   162,102   162,102
 Investor  Purchased

           Stock Sales
           to Fund
           Distributions             69,831   10      49,380   69,831    20,451

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       THE MASTEC, INC. 401(k) RETIREMENT SAVINGS PLAN



Date:   August 30, 1994                       By:   /s/  Jose Rodriguez
     ----------------------------                 -------------------------
                                                   Jose Rodriguez

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                               EXHIBIT INDEX


Exhibit No.                                                  Page No.

  23                 Consent of Independent Accountants         16

Exhibit 23



                     CONSENT OF INDEPENDENT ACCOUNTANTS



          As independent accountants, we hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of MasTec, Inc. relating to The MasTec, Inc. 401(k) Retirement Savings Plan (the "Plan") of our report dated July 17, 1994 relating to the financial statements of the Plan included in this annual report on Form 11-K of the Plan for the year ended December 31, 1993.





                              MERCURIO & ASSOCIATES, P.A.



West Palm Beach, FL
August 30, 1994